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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                         Gaylord Entertainment Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   367905106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


     Frederic T. Spindel, Esq.                 Reed Smith Shaw & McClay LLP
        1301 K Street, N.W., Suite 1100-East Tower, Washington, DC 20005;
                           telephone: (202) 414-9200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 21, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106

--------------------------------------------------------------------------------
1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

         The Oklahoma Publishing Company Voting Trust
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [ ]

    (b)  [x]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

         Organized under Delaware law
--------------------------------------------------------------------------------
                7   Sole Voting Power

                         12,539,974
               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially              1,573,800
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With                      0
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                         14,113,774
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

         14,113,774
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

         43.02%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

         OO
--------------------------------------------------------------------------------

CUSIP No. 367905106

--------------------------------------------------------------------------------
1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

         Edward L. Gaylord
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [ ]

    (b)  [x]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                7   Sole Voting Power

                            463,892
               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially             14,419,315
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With                    463,892
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                         14,419,315
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

         14,883,207
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

         x
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

         45.13%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP No. 367905106

--------------------------------------------------------------------------------
1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

         Edith Gaylord Harper
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [ ]

    (b)  [x]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                7   Sole Voting Power

                              0
               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially             14,510,708
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With                      0
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                         14,510,708
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

         14,510,708
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

         x
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

         44.23%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP No. 367905106

--------------------------------------------------------------------------------
1   Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

         Edward K. Gaylord II
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)  [ ]

    (b)  [x]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

         OO
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                7   Sole Voting Power

                             77,210
               -----------------------------------------------------------------
  Number of     8   Shared Voting Power
   Shares
Beneficially             14,242,399
Owned by Each  -----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person
    With                     77,210
               -----------------------------------------------------------------
               10   Shared Dispositive Power

                         14,242,399
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

         14,319,609
--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

         x
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

         43.54%
--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

       This Amendment No. 3 amends the Schedule 13D dated October 10, 1997, that was filed jointly by The Oklahoma Publishing Company Voting Trust (the "Voting Trust"), Edward L. Gaylord, and Edith Gaylord Harper (hereinafter collectively referred to as the "Reporting Persons" and, excluding the Voting Trust, as the "individual Reporting Persons"), as amended by Amendment No. 1 filed on August 24, 1998, and Amendment No. 2 filed on October 2, 1998, respecting the Common Stock, $.01 par value ("Common Stock"), of Gaylord Entertainment Company (the "Issuer"). It adds Edward K. Gaylord II as an additional individual Reporting Person, on account of his authority over the voting and disposition of shares of the Issuer held by a corporation of which he is an officer.

ITEM 2.       IDENTITY AND BACKGROUND.

       The identity, business address, and occupation of Edward K. Gaylord II, the additional Reporting Person added by this Amendment No. 3, are as follows:

       Mr. Gaylord's principal employment is as a corporate officer of The Oklahoma Publishing Company ("OPUBCO"). His business address is:

              The Oklahoma Publishing Company
              9000 North Broadway
              Oklahoma City, Oklahoma  73114

       Mr. Gaylord has not been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gaylord is a U.S. citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Item 3 is hereby amended and supplemented as follows:

       The source of the funds used by OPUBCO to purchase shares of Common Stock (see Item 5, below) was its general working capital. As of June 29, 1999, the total amount invested by OPUBCO in Common Stock since the filing of Amendment No. 2 to this Schedule 13D (including commissions) was $14,744,362.18, and the aggregate amount that it had invested in Common Stock (including commissions) was $46,218,010.89.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

       Item 5 is hereby amended and supplemented as follows:

       Since the filing of Amendment No. 2 to this Schedule 13D on October 2, 1998, OPUBCO has acquired additional shares of Common Stock in open market transactions on the New York Stock Exchange, including the following purchases during the past 60 days:

            Purchase                Number of            Purchase Price
              date                    shares               per share
              ----                    ------               ---------
            04/26/99                   2,000                29.5000
            04/27/99                   1,400                29.7009
            04/28/99                  11,100                30.0619
            04/29/99                   7,300                30.9957
            04/30/99                   8,700                31.0000
            05/03/99                   7,400                30.9417
            05/04/99                     300                31.0000
            05/11/99                  16,100                31.9686
            05/12/99                  10,000                31.7313
            05/12/99                   1,100                31.6875
            05/14/99                  20,000                32.2350
            05/18/99                   5,000                32.2500
            05/20/99                   2,100                32.3810
            05/25/99                  10,300                32.0279
            05/26/99                  10,000                31.9969
            05/27/99                  10,000                31.5625
            05/28/99                  10,000                31.0000
            05/28/99                  10,000                31.3750
            05/28/99                  10,000                31.1250
            06/01/99                  40,000                30.9852
            06/02/99                  28,000                31.1540
            06/03/99                  20,000                31.3750
            06/08/99                  20,000                30.9444
            06/21/99                  25,000                29.2483
            06/22/99                  25,300                29.2480
            06/23/99                  23,000                29.4473
            06/24/99                  31,500                29.5000
            06/25/99                  30,000                29.5000
            06/28/99                  14,400                29.5000
            06/29/99                   8,500                29.6324

       In addition, OPUBCO acquired market call options on Common Stock during May 1999, all of which have been exercised, as follows:

       The following contracts (each for 100 shares), with an expiration date of May 21, 1999, were exercised on May 20, 1999, for a total of 20,000 shares at an overall average price of $31.8187 (including the price of the options):

            Purchase        Number of       Strike      Price per
              date          Contracts       Price       Contract
              ----          ---------       -----       --------
            05/04/99          50            30.00         1.50
            05/04/99          70            30.00         1.75

            05/04/99          80            30.00         2.00

       The following contracts (each for 100 shares), with an expiration date of June 18, 1999, were exercised on May 25, 1999, for a total of 4,000 shares at an overall average price of $32.4501 (including the price of the options):

            Purchase        Number of        Strike         Price per
              date          Contracts        Price          Contract
              ----          ---------        -----          --------
            05/04/99          20             25.00            7.25
            05/04/99          20             25.00            7.50

       The following information is as of the close of business on June 29, 1999:

       The Voting Trust beneficially owns 14,113,774 shares of Common Stock, constituting 43.02% of the Issuer's total shares outstanding. Under the terms of the Voting Trust Agreement, the Voting Trust has sole power to vote or direct the vote of, and shared power to dispose or direct the disposition of, the 12,539,974 shares deposited in the Voting Trust. The shared power over the disposition of these shares exists by virtue of the Voting Trustees' authority over the withdrawal of such shares (described above in Item 2). The total figure also includes 1,573,800 shares that are beneficially owned by OPUBCO, a corporation that is controlled by the Voting Trust, over which the Voting Trust may be deemed to share power over the voting and disposition by reason of its control. The Voting Trust disclaims beneficial ownership of the shares held by OPUBCO.

       Edward L. Gaylord has the power to vote or direct the vote of, or to dispose or direct the disposition of, 14,883,207 shares of Common Stock, constituting 45.13% of total shares outstanding. This figure does not include shares owned by Mr. Gaylord's wife Thelma F. Gaylord, his children Christine Gaylord Everest, Edward K. Gaylord II, and Louise Gaylord Bennett, and his sister Edith Gaylord Harper, as to which Mr. Gaylord disclaims beneficial ownership. It does include 4,666,558 shares beneficially owned by Mr. Gaylord as Trustee for the Edward L. Gaylord Revocable Trust (4,635,998 of which are held in the Voting Trust); 828,646 shares beneficially owned by Mr. Gaylord as Trustee for the Mary I. Gaylord Revocable Living Trust (all of which are held in the Voting Trust); 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with Christine Gaylord Everest and Edward K. Gaylord II; 262,395 shares beneficially owned by Gayno, Inc., a corporation controlled by Mr. Gaylord; 143,583 shares beneficially owned by the E.L. and Thelma Gaylord Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with his wife Thelma F. Gaylord; 33,333 shares beneficially owned by The Mary Gaylord Foundation, a charitable foundation of which Mr. Gaylord is a co-Trustee with his daughter Mary I. Gaylord; 170,937 shares subject to unexercised stock options; and 1,573,800 shares beneficially owned by OPUBCO, a corporation of which Mr. Gaylord is Chairman with the shared power to vote and dispose of the shares as portfolio securities, as to which Mr. Gaylord disclaims beneficial ownership. Because Mr. Gaylord is a Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mr. Gaylord, as to which Mr. Gaylord disclaims beneficial ownership. Of the aggregate number of shares reported above, Mr. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 463,892 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 14,419,315 shares.

       Edith Gaylord Harper has the power to vote or direct the vote of, or to dispose or direct the disposition of, 14,510,708 shares of Common Stock, constituting 44.23% of total shares outstanding. This figure does not include shares owned by Mrs. Harper's brother Edward L. Gaylord, as to which Mrs. Harper disclaims beneficial ownership. It does include 2,133,371 shares held by the Edith Gaylord Harper 1995 Revocable Trust, of which 1,736,437 shares are held in the Voting Trust. Mrs. Harper is a co-Trustee of that trust with William J. Ross and David O. Hogan. Because Mrs. Harper is a Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mrs. Harper and the shares beneficially owned by OPUBCO over which the Voting Trust may be deemed to share power over the voting and disposition (as described above), as to which Mrs. Harper disclaims beneficial ownership. Mrs. Harper has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, all the shares reported above.

       Edward K. Gaylord II has the power to vote or direct the vote of, or to dispose or direct the disposition of, 14,319,609 shares of Common Stock, constituting 43.54% of total shares outstanding. This figure does not include shares owned by Mr. Gaylord's parents, Edward L. and Thelma F. Gaylord, or his siblings Christine Gaylord Everest and Louise Gaylord Bennett, as to which Mr. Gaylord disclaims beneficial ownership. It does include 402,500 shares beneficially owned by Mr. Gaylord, which are deposited in the Voting Trust; 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Gaylord is a co-Trustee with Christine Gaylord Everest and Edward L. Gaylord; 77,210 shares subject to unexercised stock options; and 1,573,800 shares beneficially owned by OPUBCO, a corporation of which Mr. Gaylord is President with the shared power to vote and dispose of the shares as portfolio securities, as to which Mr. Gaylord disclaims beneficial ownership. Because Mr. Gaylord is a Voting Trustee of the Voting Trust with shared voting power over the shares in the Voting Trust, the figure also includes the shares held in the Voting Trust that are owned by persons other than Mr. Gaylord, as to which Mr. Gaylord disclaims beneficial ownership. Of the aggregate number of shares reported above, Mr. Gaylord has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 77,210 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 14,242,399 shares.

       Except as set forth above, none of the Reporting Persons has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

       Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

       The following is filed as an additional exhibit:

       Exhibit 1-A: Joint Filing Agreement dated July 1, 1999


SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 1, 1999                         THE OKLAHOMA PUBLISHING VOTING TRUST
                                                Edward L. Gaylord,
                                                  Voting Trustee
                                            EDWARD L. GAYLORD
                                            EDITH GAYLORD HARPER

                                            By:  /s/ Frederic T. Spindel
                                                 -------------------------------
                                                 Frederic T. Spindel,
                                                 Authorized Representative
                                                 of The Oklahoma Publishing
                                                 Company Voting Trust,
                                                 Edward L. Gaylord and Edith
                                                 Gaylord Harper

                                            EDWARD K. GAYLORD II

                                            By:  /s/ Edward K. Gaylord II
                                                 -------------------------------
                                                 Edward K. Gaylord II

                                   EXHIBIT 1-A

                             JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of Gaylord Entertainment Company, and further agree that this Joint Filing Agreement be included as an exhibit to such Statement.

       In evidence thereof, the undersigned, being duly authorized, hereby executes this Agreement this 1st day of July, 1999.

                                            THE OKLAHOMA PUBLISHING VOTING TRUST
                                                Edward L. Gaylord,
                                                  Voting Trustee
                                            EDWARD L. GAYLORD
                                            EDITH GAYLORD HARPER

                                            By:  /s/ Frederic T. Spindel
                                                 -------------------------------
                                                 Frederic T. Spindel,
                                                 Authorized Representative
                                                 of The Oklahoma Publishing
                                                 Company Voting Trust,
                                                 Edward L. Gaylord and Edith
                                                 Gaylord Harper

                                            EDWARD K. GAYLORD II

                                            By:  /s/ Edward K. Gaylord II
                                                 -------------------------------
                                                 Edward K. Gaylord II